Paracap Corporation

5525 West Boulevard, Suite 443

Vancouver, BC

Canada V6M 3W6

Phone: (604) 603-5792

October 17, 2005

Via Mail and Facsimile to 202-772-9369

Lisa Beth Lentini

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Paracap Corporation

Registration Statement on Form SB-2

Filed September 12, 2005

File No. 333-128253

Dear Ms. Lentini

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Paracap Corporation directly at the numbers provided above.

Registration Statement Cover Page

1. We do not have a IRS Employer Identification number

Prospectus Cover Page

2. Please find our disclosure revised to indicate that the sole officer/director will conduct his offering at a fixed price for the duration of the offering and that he is considered an underwriter of this offering. Please find our disclosure revised in our cover page, summary and plan of distribution section.

3. In response to your comment, we disagree that are company should be categorized as a blank check company. We note that under Rule 419 (a)(2), a "blank check company" is defined as a company that:
    Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and
    Is issuing "penny stock"

Although our business is in the development stage, we disagree that we have no business plan or purpose. We in fact do have a business plan in place and our purpose is to implement it. We fully intend to commence operations of our liquor establishment we describe in the "Description of Business" section of the SB-2. Our first step towards commencing operations has already been complete with our signing of the Management Licensing Agreement with Beta Enterprises.

Selected Financial Data

4. We have revised the heading for our income statement on page 6. The previous heading of " From inception through September 30, 2004" was a typing mistake, and it should read "From inception through July 31, 2005".

We have revised the amount reflected in the summary of financial data. The previous discrepancy was due to an incorrect set of financial statements being filed with our initial SB-2 registration statement. We have included the correct set of statements in our amended filing.

Risk Factors

5. Please find our risk factor section revised to disclose the risks regarding the certainty of licenses, the limited term of our agreement with Beta and any other risks of doing business in our particular industry or country.

Plan of Distribution

6. We have revised our disclosure to include the conditions the selling shareholders must meet to currently be able to utilize Rule 144.

W have also revised our disclosure to say that none of the shareholders in Paracap our affiliated with each other.

7. None of the selling shareholders have taken or plan to take any short positions prior to effectiveness of this registration statement.

Section 15(g) of the Exchange Act

8. Please find our disclosure revised to state that accredited investors include institutions with assets in excess of $5 million.

Management Licensing Agreement

9. In order to better understand the industry, Mr. Lung has studied extensively the managing and operating of liquor stores through practicums at few liquor operations in Vancouver, British Columbia. He has established a network of professional relationships within the liquor industry with which he can draw advice from.

Beta Enterprises are in the business of constructing liquor stores and entering into management agreements with other parties. This particular management licensing agreement made with Paracap is the first such agreement entered into by Beta.

Beta Enterprises will offer some initial training to Paracap in regards to operating the liquor store. We will not have to compensate Beta for the initial training they are providing us.

Principal Products and Services and Their Markets

10. We have revised our disclosure to indicate that we do not have any current arrangements for financing or credit with the suppliers from which we intend to purchase our products.

11. We have revised our disclosure to indicate that what type of transportation would be necessary for our supplies and whether we currently have available transportation for this purpose.

Insurance

12. We have revised our disclosure to indicate whether we intend to have any insurance coverage.

Government Regulation

13. We have revised our disclosure to explicitly state that it is Beta that will be responsible for payment of annual license fees. We have addressed the risks of the license not being renewed annually in the risks section.

14. We have revised our disclosure to explicitly state that it is Beta that is the named owner of the liquor license.

Plan of Operation for the Next Twelve Months

15. Please find our disclosure revised to explain that the majority of our $24,542 in expenses we have incurred are related to registering our firm's common stock for public sale and these fees and expenses are one-time, non recurring expenses. Please also find our disclosure revised to explain that Paracap is only responsible for expenses related to the day to day operations of the store, such as employee wages and inventory. All pre- operation costs, such as pre-opening costs, equipment and fixture costs, will be the responsibility of Beta Enterprises.

We have also changed our disclosure to indicate that we will not have to pay any monetary penalties to Beta, a landlord, or any other third party in the event that the store's opening is delayed. We also revealed in our revised disclosure that we will not be required to pay any other form of compensation to Beta associated with the license agreement.

16. Please find our disclosure revised to state that we have no contractual obligations to repay Beta, the licensor, or any other party, for the costs incurred to complete the construction of the liquor store that we will be managing. Also find our disclosure revised to state that it is Beta that will pay all taxes and fees of the store.

Management

17. Please find our disclosure revised to include the full five years of business experience for Mr. Lung.

Principal and Selling Shareholders

18. Please find our disclosure revised to indicate that the controlling shareholder of Beta Enterprises is Kay Wong.

19. The number of 19 shareholders discussed on page 20 was made in error. The correct number of shareholders is 30 as stated on page 19. Please find our disclosure on page 20 to be revised for the correct number.

20. Please find our disclosure revised to state that none of the selling shareholders is a registered broker-dealer or an affiliate of a broker dealer.

21. As stated in our reply to comment #20, none of the selling shareholders are an affiliate to a broker-dealer.

22. We confirm that we received have received in full the cash proceeds for each of the issuances of our common stock. We have not compensated or rewarded any of our employees with any equity instrument as of the date of this prospectus. The 5,000,000 shares issued to Mr. Lung for $0.001/share was fully paid for by Mr. Lung with cash.

We raised our valuation of our firm during the two month period because the probability of our firm realizing its future cash flows increased dramatically over those two months. The main event that increased the likelihood of our firm realizing its full value was when our firm entered into negotiations with Beta Enterprises about signing a management licensing agreement.

23. We confirm that no relationships exists between the selling shareholders and no transactions have occurred that are described in Item 404 of Regulation S-B.

Future Sales of Shares

24. We note and understand the restrictions that you mention in your reply in comment #24.

Common Stock

25. Please find our disclosure revised to explain the salient points of the security as required.

Legal Matters

26. Please find our disclosure revised to remove the term "certain" from this section.

Report of Independent Registered Public Accountants

27. Please see the revised audit report.

Balance Sheet

28. Please see the revised financial statement.

29. The basis of assigning a value of $6,000 is based on the fair market value of the shares issued. The shares issued are valued based on the most recent shares issued by the Company. The Company issued common shares during June, 2005 at $0.01 per share for cash proceeds. In addition, the SB-2 qualifies for the issuance by selling shareholders of 12,570,000 shares at $0.01. This further supports for the fair value at $0.01 per share. The Company issued 600,000 shares for the license. Consequently, the fair market value of the license would be 600,000 shares times $0.01 per share, which equals to $6,000.

Please see the revised notes to the financial statements to disclose our amortization policy for this license.

Statement of Operations

30. Please see revised SB-2. We have reviewed SFAS No. 13 and Item 102 of Regulation S-B, and have determined that no further disclosures are required.

Statement of Shareholder's Equity

31. Please see our revised financial statements

Impairment of Long Lived Assets

32. Please see our revised notes to the financial statements.

Foreign Currency Translation

33. Presently, the amount of the accumulated translation adjustment is 0 and consequently, we have not presented any foreign exchange effects. We have reviewed the disclosure for paragraph 30-32 of SFAS No. 52 and no further disclosure is required.

Note 3 License

34. Note 3 has been expanded to refer to the US GAAP and to note the analogy of net profit to net operating income. It also includes the discussion that the Company does not need to remit any payment to Beta.

35. Please see revised financial statement particularly Note 2, Significant Accounting Policies - Operating lease.

Note 8 Subsequent Event

36. Please see the revised financial statements.

Part II

37. Please find our disclosure revised to include the sections listed in Part II of the Form SB-2.

Signatures

38. Please find the signature section revised to be identical to the section listed in Form SB-2.

Exhibit 5.1 - Legality opinion

39. Please find our legality opinion revised to not assume the official capacity of each person signing the documents on behalf of the company.

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

40. Please find our accountant's consent to be updated and revised.